Exhibit 99.1
LJ International Inc. Retains Strategic Growth International, Inc.
as Global Investor-Relations Advisor
Hong Kong, April 15, 2010 — LJ International, Inc. (LJI) (the “Company”) (NasdaqGM: JADE) announced today it has retained Strategic Growth International, Inc. (“SGI”) to represent the Company and perform certain U.S. and international investor-relations functions to increase awareness of LJ International Inc. within the investment community.
According to Mr. Ringo Ng, CFO of LJ International Inc., “We chose Strategic Growth based on their proven track record of assisting companies in increasing investor awareness. We welcome their assistance in our efforts to enhance shareholder value.” Mr. Ng further commented that, “This year will be a great opportunity for LJI’s corporate expansion. Increasing our visibility within the U.S. and internationally, through investor outreach, conferences, media, and trade shows events will provide Wall Street valuable insight into the LJI opportunity. It is a favorable time for LJI to highlight all the key growth steps being taken by the Company this year including: additional store openings, new product launches, and other expansion strategies. We look forward to attracting new investors and analysts in the U.S. and internationally.”
Mr. Richard Cooper, Chairman of SGI, stated, “LJI is an undiscovered opportunity that will be attractive to investors in the U.S. and internationally. We are pleased to be retained and are looking forward to supporting LJI’s visibility.”
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
About Strategic Growth International, Inc.
Founded in 1989, SGI is headed by Mr. Stanley Altschuler and Mr. Richard Cooper, two long-time and highly respected Wall Street veterans, who have assembled an experienced team of investment/financial professionals to service their clients. Since its inception in 1989, Strategic Growth has achieved an unparalleled success for over a hundred clients. Leading this account for SGI is Mr. Richard Cooper, Chairman, and Ms. Jennifer K. Zimmons, Managing Director. Ms. Zimmons has extensive experience in the consumer space, particularly in investor marketing and media.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com